UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Rule 13d-102)

(Amendment No.     )*

GENTHERM INCORPORATED

(Name of Issuer)

    COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

    37253A103

(CUSIP Number)

    February 21, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37253A103	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Deutsche Balaton Aktiengesellschaft
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,300,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,300,500
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,301,500 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.96% (2)
12.	TYPE OF REPORTING PERSON FI

(1) Of the 3,301,500 shares reported in this Schedule 13G as the aggregate amount beneficially owned by each Reporting Person, 3,300,500 shares are held directly by Deutsche Balaton Aktiengesellschaft (“DB”) and 1,000 shares are held by Heidelberger Beteiligungsholding Aktiengesellschaft (“HB”), an indirect, majority-owned subsidiary of DB. VV Beteiligungen Aktiengesellschaft (“VVB”) owns a majority interest in DB. Delphi Unternehmensberatung Aktiengesellschaft (“DU”) owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU. Wilhelm Konrad Thomas Zours is the sole member of the board of management of VVB and DU. ABC Beteiligungen Aktiengesellschaft (“ABC”) owns a majority interest in HB. Each of VVB, DU, Wilhelm Konrad Thomas Zours, HB and ABC may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares. DB and ABC may be deemed to have beneficial ownership with respect to the shares held by HB and disclaim beneficial ownership of such shares.

(2) Assumes that there are 33,130,292 shares of common stock of Gentherm Incorporated outstanding, as reported in the Registration Statement on Form S-3 filed by Gentherm Incorporated with the Securities and Exchange Commission on February 22, 2013.

CUSIP No. 37253A103	13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS VV Beteiligungen Aktiengesellschaft
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,300,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,300,500
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,301,500 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.96% (2)
12.	TYPE OF REPORTING PERSON FI

(1) Of the 3,301,500 shares reported in this Schedule 13G as the aggregate amount beneficially owned by each Reporting Person, 3,300,500 shares are held directly by Deutsche Balaton Aktiengesellschaft (“DB”) and 1,000 shares are held by Heidelberger Beteiligungsholding Aktiengesellschaft (“HB”), an indirect, majority-owned subsidiary of DB. VV Beteiligungen Aktiengesellschaft (“VVB”) owns a majority interest in DB. Delphi Unternehmensberatung Aktiengesellschaft (“DU”) owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU. Wilhelm Konrad Thomas Zours is the sole member of the board of management of VVB and DU. ABC Beteiligungen Aktiengesellschaft (“ABC”) owns a majority interest in HB. Each of VVB, DU, Wilhelm Konrad Thomas Zours, HB and ABC may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares. DB and ABC may be deemed to have beneficial ownership with respect to the shares held by HB and disclaim beneficial ownership of such shares.

(2) Assumes that there are 33,130,292 shares of common stock of Gentherm Incorporated outstanding, as reported in the Registration Statement on Form S-3 filed by Gentherm Incorporated with the Securities and Exchange Commission on February 22, 2013.

CUSIP No. 37253A103	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Delphi Unternehmensberatung Aktiengesellschaft
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,300,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,300,500
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,301,500 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.96% (2)
12.	TYPE OF REPORTING PERSON FI

(1) Of the 3,301,500 shares reported in this Schedule 13G as the aggregate amount beneficially owned by each Reporting Person, 3,300,500 shares are held directly by Deutsche Balaton Aktiengesellschaft (“DB”) and 1,000 shares are held by Heidelberger Beteiligungsholding Aktiengesellschaft (“HB”), an indirect, majority-owned subsidiary of DB. VV Beteiligungen Aktiengesellschaft (“VVB”) owns a majority interest in DB. Delphi Unternehmensberatung Aktiengesellschaft (“DU”) owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU. Wilhelm Konrad Thomas Zours is the sole member of the board of management of VVB and DU. ABC Beteiligungen Aktiengesellschaft (“ABC”) owns a majority interest in HB. Each of VVB, DU, Wilhelm Konrad Thomas Zours, HB and ABC may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares. DB and ABC may be deemed to have beneficial ownership with respect to the shares held by HB and disclaim beneficial ownership of such shares.

(2) Assumes that there are 33,130,292 shares of common stock of Gentherm Incorporated outstanding, as reported in the Registration Statement on Form S-3 filed by Gentherm Incorporated with the Securities and Exchange Commission on February 22, 2013.

CUSIP No. 37253A103	13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Wilhelm Konrad Thomas Zours
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,300,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,300,500
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,301,500 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.96% (2)
12.	TYPE OF REPORTING PERSON IN

(1) Of the 3,301,500 shares reported in this Schedule 13G as the aggregate amount beneficially owned by each Reporting Person, 3,300,500 shares are held directly by Deutsche Balaton Aktiengesellschaft (“DB”) and 1,000 shares are held by Heidelberger Beteiligungsholding Aktiengesellschaft (“HB”), an indirect, majority-owned subsidiary of DB. VV Beteiligungen Aktiengesellschaft (“VVB”) owns a majority interest in DB. Delphi Unternehmensberatung Aktiengesellschaft (“DU”) owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU. Wilhelm Konrad Thomas Zours is the sole member of the board of management of VVB and DU. ABC Beteiligungen Aktiengesellschaft (“ABC”) owns a majority interest in HB. Each of VVB, DU, Wilhelm Konrad Thomas Zours, HB and ABC may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares. DB and ABC may be deemed to have beneficial ownership with respect to the shares held by HB and disclaim beneficial ownership of such shares.

(2) Assumes that there are 33,130,292 shares of common stock of Gentherm Incorporated outstanding, as reported in the Registration Statement on Form S-3 filed by Gentherm Incorporated with the Securities and Exchange Commission on February 22, 2013.

CUSIP No. 37253A103	13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS Heidelberger Beteiligungsholding Aktiengesellschaft
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,301,500 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.96% (2)
12.	TYPE OF REPORTING PERSON FI

(1) Of the 3,301,500 shares reported in this Schedule 13G as the aggregate amount beneficially owned by each Reporting Person, 3,300,500 shares are held directly by Deutsche Balaton Aktiengesellschaft (“DB”) and 1,000 shares are held by Heidelberger Beteiligungsholding Aktiengesellschaft (“HB”), an indirect, majority-owned subsidiary of DB. VV Beteiligungen Aktiengesellschaft (“VVB”) owns a majority interest in DB. Delphi Unternehmensberatung Aktiengesellschaft (“DU”) owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU. Wilhelm Konrad Thomas Zours is the sole member of the board of management of VVB and DU. ABC Beteiligungen Aktiengesellschaft (“ABC”) owns a majority interest in HB. Each of VVB, DU, Wilhelm Konrad Thomas Zours, HB and ABC may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares. DB and ABC may be deemed to have beneficial ownership with respect to the shares held by HB and disclaim beneficial ownership of such shares.

(2) Assumes that there are 33,130,292 shares of common stock of Gentherm Incorporated outstanding, as reported in the Registration Statement on Form S-3 filed by Gentherm Incorporated with the Securities and Exchange Commission on February 22, 2013.

CUSIP No. 37253A103	13G	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS ABC Beteiligungen Aktiengesellschaft
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,301,500 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.96% (2)
12.	TYPE OF REPORTING PERSON FI

(1) Of the 3,301,500 shares reported in this Schedule 13G as the aggregate amount beneficially owned by each Reporting Person, 3,300,500 shares are held directly by Deutsche Balaton Aktiengesellschaft (“DB”) and 1,000 shares are held by Heidelberger Beteiligungsholding Aktiengesellschaft (“HB”), an indirect, majority-owned subsidiary of DB. VV Beteiligungen Aktiengesellschaft (“VVB”) owns a majority interest in DB. Delphi Unternehmensberatung Aktiengesellschaft (“DU”) owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU. Wilhelm Konrad Thomas Zours is the sole member of the board of management of VVB and DU. ABC Beteiligungen Aktiengesellschaft (“ABC”) owns a majority interest in HB. Each of VVB, DU, Wilhelm Konrad Thomas Zours, HB and ABC may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares. DB and ABC may be deemed to have beneficial ownership with respect to the shares held by HB and disclaim beneficial ownership of such shares.

(2) Assumes that there are 33,130,292 shares of common stock of Gentherm Incorporated outstanding, as reported in the Registration Statement on Form S-3 filed by Gentherm Incorporated with the Securities and Exchange Commission on February 22, 2013.

CUSIP No. 37253A103	13G	Page 8 of 12 Pages

Item 1(a).	Name of Issuer:

Gentherm Incorporated

Item 1(b).	Address of Issuer’s Principal Executive Offices:

21680 Haggerty Road, Ste. 101 Northville, MI 48167

Item 2(a).	Name of Persons Filing:

Deutsche Balaton Aktiengesellschaft

VV Beteiligungen Aktiengesellschaft

Delphi Unternehmensberatung Aktiengesellschaft

Wilhelm Konrad Thomas Zours

Heidelberger Beteiligungsholding Aktiengesellschaft

ABC Beteiligungen Aktiengesellschaft

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of each of Deutsche Balaton Aktiengesellschaft, VV Beteiligungen Aktiengesellschaft, Delphi Unternehmensberatung Aktiengesellschaft, Wilhelm Konrad Thomas Zours, Heidelberger Beteiligungsholding Aktiengesellschaft and ABC Beteiligungen Aktiengesellschaft is:

Ziegelhäuser Landstraße 1 Heidelberg, Germany, 69120

Item 2(c).	Citizenship:

Deutsche Balaton Aktiengesellschaft – Germany

VV Beteiligungen Aktiengesellschaft – Germany

Delphi Unternehmensberatung Aktiengesellschaft – Germany

Wilhelm Konrad Thomas Zours – Germany

Heidelberger Beteiligungsholding Aktiengesellschaft – Germany

ABC Beteiligungen Aktiengesellschaft – Germany

Item 2(d).	Title of Class of Securities:

Common Stock, no par value.

Item 2(e).	CUSIP Number:

37253A103

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

CUSIP No. 37253A103	13G	Page 9 of 12 Pages

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution: __________________________.

Item 4.		Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of pages 2 - 7 of this Schedule, which Items are incorporated by reference herein.

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

This Schedule 13G is being filed by Deutsche Balaton Aktiengesellschaft (“DB”), VV Beteiligungen Aktiengesellschaft (“VVB”), Delphi Unternehmensberatung Aktiengesellschaft (“DU”), Wilhelm Konrad Thomas Zours, Heidelberger Beteiligungsholding Aktiengesellschaft (“HB”) and ABC Beteiligungen Aktiengesellschaft (“ABC” and together with DB, VVB, DU, Wilhelm Konrad Thomas Zours and HB, the “Reporting Persons”). VVB owns a majority interest in DB. DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU. Wilhelm Konrad Thomas Zours is the sole member of the board of management of VVB and DU. ABC owns a majority interest in HB. Of the 3,301,500 shares reported in this Schedule 13G, 3,300,500 shares are held directly by DB and 1,000 shares are held by HB, an indirect, majority-owned subsidiary of DB.

Each of VVB, DU, Wilhelm Konrad Thomas Zours, HB and ABC may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares. DB and ABC may be deemed to have beneficial ownership with respect to the shares held by HB and disclaim beneficial ownership of such shares.

CUSIP No. 37253A103	13G	Page 10 of 12 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Exhibit 2 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

The Reporting Persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37253A103	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2013

DEUTSCHE BALATON AKTIENGESELLSCHAFT

By:	/s/ Rolf Birkert /s/ Jens Jüttner Rolf Birkert Jens Jüttner

VV BETEILIGUNGEN AKTIENGESELLSCHAFT

By:	/s/ Thomas Zours Thomas Zours

DELPHI UNTERNEHMENSBERATUNG AKTIENGESELLSCHAFT

By:	/s/ Thomas Zours Thomas Zours

/s/ Thomas Zours
Wilhelm Konrad Thomas Zours

HEIDELBERGER BETEILIGUNGSHOLDING AKTIENGESELLSCHAFT

By:	/s/ Ralph Bieneck Ralph Bieneck

ABC BETEILIGUNGEN AKTIENGESELLSCHAFT

By:	/s/ Florian Stegmüller Florian Stegmüller

CUSIP No. 37253A103	13G	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Members of Group